FORUM MERGER CORPORATION

135 East 57th Street, 8th Floor

New York, New York 10022

January 26, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn: Barbara C. Jacobs, Assistant Director

Re:	Forum Merger Corporation

    Amendment No. 1 to Registration Statement on Form S-4

    Filed January 8, 2018

    Amendment No. 2 to Registration Statement on Form S-4

    Filed January 12, 2018

    File No. 333-221848

Dear Ms. Jacobs,

Forum Merger Corporation (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 24, 2018, regarding our Amendment No. 1 to Registration Statement on Form S-4 filed on January 8, 2018 and Amendment No. 2 to Registration Statement on Form S-4 filed on January 12, 2018. A marked version of Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is enclosed herewith reflecting all changes to the Registration Statement.

For the Staff’s convenience, we have recited the Staff’s comments in bold below and have followed each such comment with the Company’s response.

Summary of the Proxy Statement/Prospectus

The Proposals

Forum Reasons for the Business Combination, page 38

1.	We note your response to prior comment 4. Please clarify the factors considered by C1 Investment Corp. or advise.

In response to the Staff’s comment, we have included the factors considered by C1 Investment Corp. on page 41 of the Amendment No. 3.

C1 Reasons for the Business Combination, page 40

Barbara C. Jacobs, Assistant Director

U.S. Securities and Exchange Commission

January 26, 2018

2.	We have reviewed your response to prior comment 6. Please further describe the characteristics of C1 that result in the business combination providing a more favorable means to acquire capital than a traditional initial public offering.

In response to the Staff’s comment, we have added relevant disclosure on page 40 of the Amendment No. 3.

Opinion of Financial Advisor to the Board of Directors of Forum, page 123

3.	We note your response to prior comment 13. Use of the disclaimer in this context appears intended to impair or eliminate the right of security holders to rely upon the opinion and disclosures relating to the opinion. We also view disclaimers of responsibility to security holders as inconsistent with the balance of the disclosure addressing the fairness to security holders of the proposed transaction from a financial perspective. See Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000) available on our website. Please delete the disclaimer or add an explanation such as that included at the end of the cited excerpt.

In response to the Staff’s comment, we have deleted the disclaimer in the Amendment No. 3.

4.	We have reviewed your response to prior comment 15. Please revise to disclose the selected projected financial information of ConvergeOne for the years ending December 31, 2018 through 2020 or advise as to why you do not believe this information is material.

In response to the Staff’s comment, we have disclosed selected projected financial information of ConvergeOne for the years ending December 31, 2018 through 2020 under the section titled “Limited Projections Furnished by ConvergeOne to Forum” on page 132 of the Amendment No. 3.

Selected Transaction Analysis, page 129

5.	We note your response to prior comment 16. Please disclose the size of each transaction individually rather than presenting this information in aggregate.

In response to the Staff’s comment, we have disclosed the size of each transaction individually on page 130 of the Amendment No. 3.

C1 Investment Corp.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of C1

Results of Operations

Nine Months Ended September 30, 2016 Compared to the Nine Months Ended September 30, 2017

Revenue by Core Technology Market, page 223

Barbara C. Jacobs, Assistant Director

U.S. Securities and Exchange Commission

January 26, 2018

6.	We note your expanded disclosures in response to prior comment 19. You indicate that of the increase in your collaboration revenue, $16.8 million was the result of an increase in services revenue primarily due to an increase in contractual services revenue and from the SPS acquisition. However, your expanded disclosure on page F-53 states that you have recorded $32.0 million of revenue related to the SPS acquisition from its acquisition on August 15, 2017. Explain this apparent discrepancy.

In response to the Staff’s comment, we have revised the disclosure on page 224 of Amendment No. 3. In response to the Staff’s question regarding an apparent discrepancy with the disclosure on page F-53 which states that since the SPS acquisition date of August 15, 2017, $32 million of revenue is included in the consolidated statement of income for the nine months ended September 30, 2017 (unaudited). The $32 million of revenue consists of $22.6 million of collaboration services revenue and $9.4 million of collaboration technology revenue. The $22.6 million of collaboration services revenue is included in the explained increase in the collaboration revenue.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Tamar Donikyan at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ David Boris
David Boris Chief Executive Officer

cc:	Tamar Donikyan Ellenoff Grossman & Schole LLP

John A. McKenna, Jr.
C1 Investment Corp.

John McKenna
Cooley LLP